                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


For the month of:  November, 2002               Commission File Number:  1-12384



                               SUNCOR ENERGY INC.
                              (Name of registrant)

                             112 FOURTH AVENUE S.W.
                                   P.O. BOX 38
                                CALGARY, ALBERTA
                                 CANADA, T2P 2V5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F                                       Form 40-F   X
                  -----                                           -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

              Yes                                              No   X
                  -----                                           -----


If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

         N/A

                                  EXHIBIT INDEX

 EXHIBIT       DESCRIPTION OF EXHIBIT
----------     ----------------------------------------------------------------
    1          2002 Reconciliation of Results from Canadian GAAP to United
               States GAAP for the nine month periods ended September 30, 2002
               & 2001

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          SUNCOR ENERGY INC.


Date:  November 22, 2002                  By:       "JANICE B. ODEGAARD"
                                             -----------------------------------
                                               JANICE B. ODEGAARD
                                               Vice President, Associate General
                                               Counsel and Corporate Secretary